EXHIBIT 99.6

Kroger – Roundy’s Merger Agreement
Investor Conference Call Prepared Remarks
November 11, 2015

Cindy Holmes, Director of Investor Relations:

Good morning and thank you for joining us on short notice today.

Before we begin, I want to remind you that today’s discussion will include forward- looking statements.  We want to caution you that such statements are predictions and actual events or results can differ materially and none of these statements constitutes an offer to sell any securities.  A detailed discussion of the many factors that we believe may have a material effect on our business on an ongoing basis is contained in our SEC filings, but Kroger assumes no obligation to update that information.

Both our press release and our prepared remarks from this conference call will be available on our website at ir.kroger.com.

After our prepared remarks, we look forward to taking your questions.  We ask that you please limit yourself to one question, and one follow-up question, if necessary.  Thank you.

I’ll now turn the call over to Mike Schlotman, Kroger’s executive vice president and chief financial officer.  Mike?

Comments by Mike Schlotman:

Thanks, Cindy, and good morning everyone.  As we announced this morning, Roundy’s, Inc. and Kroger will be merging in a transaction valued at approximately $800 million.

We are excited to welcome Roundy’s to the Kroger family of companies.  Like Kroger, Roundy’s talented team of associates is committed to putting the Customer first. And by combining our financial strength with Roundy’s outstanding people and store locations, we see significant potential for growth both in Roundy’s home state of Wisconsin and in the Chicago area.

As Rodney said in our press release this morning, we have great admiration for what Bob Mariano has accomplished with the Mariano’s banner in Chicago, effectively entering a new market organically and creating a successful urban format that Customers love.  We expect to learn from these accomplishments to further Kroger’s penetration into urban markets.

Roundy’s expands Kroger’s footprint to several new, contiguous markets, such as Milwaukee, Madison and Northern Wisconsin, which are served under the Pick ‘n Save, Copps and Metro Market banners.  The transaction also establishes a greater presence for Kroger in the Chicago area with 34 Mariano’s locations.  Roundy’s has a total store base of 151 stores, and includes 101 pharmacies.  Two existing distribution centers and one commissary provide infrastructure support.

Merger Criteria

Kroger has a long history of successfully integrating with merger partners, sharing the best of what each company has to offer while maintaining and enhancing distinctive traits or brands that has made each great.  This is evidenced not only by our major mergers with Dillons in 1983 and Fred Meyer in 1999, but more recently with Harris Teeter in 2014.

This merger is consistent with our growth strategy to enter new markets and fill-in existing markets, and is similar to our previous transactions in a number of ways:

•	Roundy’s has solid market share in Wisconsin and we plan to invest to grow the business.

•	Mariano’s is among the best stores in the U.S. with a strong customer connection

•	And, as with previous mergers, both parties bring something to the transaction:

m	Mariano’s has a unique urban format and a great connection with customers. We expect to share best practices across all the banners and make improvements where it makes sense.

m	Kroger brings cost leverage and scale in systems, procurement and manufacturing plus our loyalty card insights to benefit customers.

We are confident that combining Kroger’s advantages with Roundy’s capable and knowledgeable associates and superior store locations, we can grow the business over time.

Roundy’s Operational Overview

Now I will discuss Roundy’s operations in more detail, and how we think about their markets and customers.

As I mentioned previously, Roundy’s operates a total of 151 stores, 101 of which have pharmacies.  Looking more closely at their footprint, there are:

●	88 Pick ‘n Save stores primarily in Milwaukee, but also in Racine, Oshkosh, Kenosha and Fond du Lac.

●	25 Copps stores in Madison, central and northern Wisconsin.

●	4 Metro Market stores, one each in downtown Milwaukee, Brookfield, Mequon and Madison.

●	And finally 34 Mariano’s stores in Chicagoland.

The Mariano’s locations will complement the 13 no-frills, warehouse format stores Kroger operates in Chicago under the Food 4 Less banner.  We expect to be able to secure regulatory approval quickly.

Roundy’s operates two distribution centers and one commissary in Wisconsin.  The company employs over 22,000 associates and had revenues of nearly $4 billion for the fiscal year ended January 3, 2015.

Integration Planning

We take integration very seriously and will work diligently together to develop plans to capture all of the benefits of a transaction for Kroger, Roundy’s, our shareholders, associates, customers and the communities we serve.

Following closing, Roundy’s will continue to operate stores as a subsidiary of The Kroger Co. and will continue to be led by key members of Roundy’s senior management team.

I realize that many of Roundy’s associates will be curious about the plans for their stores and markets.  While there are operational questions that will be answered in the coming months, we see Roundy’s as a strong merchant and expect to grow their franchises, just as we expect to grow the Kroger franchise.  We have no plans to close stores, and associates will have employment opportunities with both companies.  We will examine everything in the context of the company’s growth, and will be in a position to share more about our plans when the transaction closes.

Financial Overview

Finally, I will outline the financial elements of the proposed merger.

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, Kroger will purchase all outstanding shares of Roundy’s for $3.60 per share in cash.  The transaction price represents a premium of approximately 65% to the Roundy’s closing share price on November 10, 2015.  Kroger will commence a tender offer for all of the outstanding shares of Roundy’s common stock.  The transaction is subject to Roundy’s stockholders tendering at least a majority of the outstanding shares of Roundy’s common stock in the tender offer, certain regulatory approvals and other customary closing conditions.  Willis Stein & Partners and its affiliates, holders of approximately 7% of the outstanding shares of Roundy’s common stock, have agreed to tender their shares.  We expect to close the transaction by the end of the 2015 calendar year.

Kroger will finance the transaction with debt, and plans to refinance Roundy’s existing debt based on market conditions. Consistent with Kroger’s long-term commitment of returning cash to shareholders, Kroger intends to continue its quarterly dividend and share repurchase program while managing free cash flow to reduce the leverage taken on in connection with this merger.  Although the company’s debt to EBITDA ratio will increase at the time the merger closes, Kroger expects the ratio to remain within the 2.0 to 2.2 times range.  Kroger is committed to maintaining its current investment grade credit rating.

Kroger expects the deal to be slightly accretive in the first full year after closing, excluding merger-related expenses. The transaction will have no effect on Kroger’s current long-term net earnings per diluted share growth rate of 8 - 11%, plus a growing dividend.

Kroger expects to achieve synergies of approximately $40 million over time, and anticipates that most of these savings will be reinvested to benefit Roundy’s customers and grow revenues.

Kroger has a strong history of achieving synergy goals. Being patient in achieving those goals reduces the risk of the transaction and sets the stage for sustainable growth.

Conclusion

In summary, the combined organization will operate 2,774 supermarkets and employ over 422,000 associates across 35 states and the District of Columbia.  The Kroger team is excited about this opportunity to work together with Roundy’s to invest in Roundy’s people and communities, to grow customer loyalty and revenues over the next several years.

I am now happy to take your questions.

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Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Roundy’s, Inc. (“Roundy’s”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and KS Merger Sub Inc. (“Acquisition Sub”), a wholly-owned subsidiary of Parent, will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and Roundy’s will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Roundy’s are urged to read these documents carefully when they become available, because they will contain important information that holders of Roundy’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Roundy’s at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.

Forward-Looking Statements
This document contains certain forward-looking statements about the future performance of Kroger. These statements are based on management's assumptions and beliefs in light of the information currently available to it. These statements are indicated by words such as "expect," "intend," "guidance,” “will" and similar words.  Various uncertainties and other factors could cause actual results to differ materially from those contained in the forward-looking statements. These include the specific risk factors identified in "Risk Factors" and "Outlook" in Kroger’s annual report on Form 10-K for our last fiscal year and any subsequent filings, as well as the following:

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Kroger’s ability to achieve sales, earnings and cash flow goals may be affected by: labor negotiations or disputes; changes in the types and numbers of businesses that compete with Kroger; pricing and promotional activities of existing and new competitors, including non-traditional competitors, and the aggressiveness of that competition; Kroger’s response to these actions; the state of the economy, including interest rates, the inflationary and deflationary trends in certain commodities, and the unemployment rate; the effect that fuel costs have on consumer spending; volatility of fuel margins; changes in government-funded benefit programs; manufacturing commodity costs; diesel fuel costs related to Kroger’s logistics operations; trends in consumer spending; the extent to which Kroger’s customers exercise caution in their purchasing in response to economic conditions; the inconsistent pace of the economic recovery; changes in inflation or deflation in product and operating costs; stock repurchases; Kroger’s ability to retain pharmacy sales from third party payors; consolidation in the healthcare industry, including pharmacy benefit managers; Kroger’s ability to negotiate modifications to multi-employer pension plans; natural disasters or adverse weather conditions; the potential costs and risks associated with potential cyber-attacks or data security breaches; the success of Kroger’s future growth plans; and the successful integration of Harris Teeter and Roundy’s.  Kroger’s ability to achieve sales and earnings goals may also be affected by Kroger’s ability to manage the factors identified above.

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Kroger’s ability to use cash flow to continue to repurchase shares, fund dividends, increase capital investments, and maintain Kroger’s investment grade debt rating could be affected by unanticipated increases in net total debt, Kroger’s inability to generate cash flow at the levels anticipated, and Kroger’s failure to generate expected earnings.

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Kroger’s commencement of a tender offer will be contingent upon the merger agreement not being terminated prior to the commencement of the offer.  The requirement to consummate the merger will be contingent upon the merger agreement being in effect and the conditions to the merger being satisfied or waived.  The closing of the transaction could fail to occur before the end of calendar year 2015 if the tender offer does not achieve the anticipated results, if the conditions to closing are not satisfied or are not satisfied in a timely manner, or if the merger agreement is terminated as provided in the agreement.

●	Kroger’s ability to finance the transaction with debt will depend on the availability of the debt markets, including commercial paper, our credit facility, and other sources of debt financing.

Kroger assumes no obligation to update the information contained herein. Please refer to Kroger's reports and filings with the Securities and Exchange Commission for a further discussion of these risks and uncertainties.

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